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May 26, 2004                                                         39628.00001

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   NYMAGIC, INC.
      Request to Withdraw Post-Effective Amendment No. 1 to Form S-4 Filed on May 21, 2004 (File No. 333-114124)

Ladies and Gentlemen:


On behalf of NYMAGIC, INC., a New York corporation (the "Registrant"), and pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the Post-Effective Amendment to Registration Statement on Form S-4, together with all exhibits (the "Post-Effective Amendment") filed with and accepted by the Commission on May 21, 2004 (Accession No. 0001116679-04-001269). The
Post-Effective Amendment has not been declared effective by the Staff.


The Post-Effective Amendment was inadvertently filed under the submission type POS AM. The filing should have been filed as a pre-effective Amendment No. 1 to Form S-4 under the submission type S-4/A. No securities were sold in connection with the Post-Effective Amendment. The Registrant intends to file a pre-effective Amendment No. 1 to Form S-4 with the corrected submission type as soon as possible. Under no circumstances should any other filing by the Registrant with the Commission be withdrawn, unless specifically requested by the Registrant in writing.


Please direct any questions you have regarding Registrant's request to withdraw the Post-Effective Amendment to Michael Chernick at (212) 318-6065 or via email at michaelchernick@paulhastings.com.


Sincerely,


/s/ Michael K. Chernick


Michael K. Chernick
of Paul, Hastings, Janofsky & Walker LLP